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                                   Exhibit 16



Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

June 27, 2002

Dear Sir/Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner on the audits of the financial statements of this registrant for the two most recent fiscal years. This individual is no longer with Arthur Andersen LLP.
We have read the first, second and third paragraphs of Item 4 included in the Form 8-K dated June 24, 2002 of TB Wood's Corporation to be filed with the Securities and Exchange Commission and, in so far as they relate to Arthur Andersen, have found no basis for disagreement with the statements contained therein.

Very truly yours,


/s/ Arthur Andersen LLP
----------------------------
Arthur Andersen LLP




CC:     Thomas F. Tatarczuch, Vice President-Finance
            TB Wood's Corporation